UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

888314606

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,331,402
	8	SHARED VOTING POWER 359,066
	9	SOLE DISPOSITIVE POWER 3,331,402
	10	SHARED DISPOSITIVE POWER 359,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,468
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS ACTIVIST INVESTING LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 359,066
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 359,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Activist Investing were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The Shares purchased by Mr. Lazar were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 359,066 Shares directly beneficially owned by Activist Investing is approximately $323,159, excluding brokerage commissions. The aggregate purchase price of the 3,331,402 Shares directly beneficially owned by David Lazar is approximately $2,623,489, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 8, 2022, the Reporting Persons, who collectively beneficially own more than 25% of the Issuer’s outstanding Shares, delivered a special meeting request letter (the “Special Meeting Request Letter”) to the Issuer in accordance with Article II, Section 5 of the Issuer’s Bylaws, as amended, to call a special meeting of the Issuer’s stockholders (the “Special Meeting”) to expand the size of the Issuer’s Board of Directors (the “Board”) by six (6) members and elect Activist Investing’s slate of highly qualified nominees, Avraham Ben-Tzvi, Peter L. Chasey, Eric Greenberg, David E. Lazar, Matthew C. McMurdo and David Natan (collectively, the “Nominees”), to fill the resulting vacancies. In the Special Meeting Request Letter, the Reporting Persons requested that the Board immediately notice the Issuer’s stockholders that the Special Meeting will be held on August 2, 2022 and that July 22, 2022 will be established as the record date for determining the Issuer’s stockholders who are entitled to vote at the Special Meeting. The Reporting Persons nominated the Nominees due to their belief that the Nominees collectively possess the requisite skillsets, experience, drive and sense of accountability needed to lead the Issuer’s previously announced strategic review of alternatives to maximize value for the Issuer’s stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,629,217 Shares outstanding, which is the total number of Shares outstanding as of June 7, 2022, as disclosed to the Reporting Persons on June 7, 2022.

A.	Activist Investing

(a)	As of the close of business on July 8, 2022, Activist Investing directly beneficially owned 359,066 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 359,066
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 359,066

B.	Mr. Lazar

(a)	As of the close of business on July 8, 2022, Mr. Lazar directly beneficially owned 3,331,402 Shares. Mr. Lazar, as the sole member and Chief Executive Officer of Activist Investing, may be deemed the beneficial owner of the 359,066 Shares owned by Activist Investing.

Percentage: Approximately 25.2%

(b)	1. Sole power to vote or direct vote: 3,331,402
2. Shared power to vote or direct vote: 359,066
3. Sole power to dispose or direct the disposition: 3,331,402
4. Shared power to dispose or direct the disposition: 359,066

(c)	The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2022

ACTIVIST INVESTING LLC

By:	/s/ David E. Lazar
	Name:	David E. Lazar
	Title:	Chief Executive Officer

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transactions in the Shares Since the Filing of the Amendment No. 1 to the Schedule 13D

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

DAVID E. LAZAR

Purchase of Common Stock	1,188,975	0.7702[1]	07/06/2022
Purchase of Common Stock	744,294	0.9929[2]	07/07/2022

ACTIVIST INVESTING LLC

Purchase of Common Stock	315,921	0.8926[3]	07/06/2022

[1]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.5982 to $0.9964, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.
[2]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.8399 to $1.1000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.
[3]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.6640 to $0.9499, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

Sch. A-1